SCHEDULE 13G
                               CUSIP NO. 69901V106



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             PARADIGM HOLDINGS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    69901V106
                              --------------------
                                 (CUSIP Number)

                                February 27, 2009
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      /X/ Rule 13d-1(c)

      / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         John A. Moore, Jr.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)
         (b)
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
Number of                  5.       Sole Voting Power          931,500
Shares                     -----------------------------------------------------
Beneficially               6.       Shared Voting Power        6,410,257
Owned by                   -----------------------------------------------------
Each Reporting             7.       Sole Dispositive Power     931,500
Person                     -----------------------------------------------------
With:                      8.       Shared Dispositive Power   6,410,257
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                        7,341,757
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
                                                                          16.70%
--------------------------------------------------------------------------------
12.      Type of Reporting Person                                             IN
--------------------------------------------------------------------------------










                                Page 2 of 8 Pages

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Annedenise Moore
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group

         (a)
         (b)
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
Number of                  5.       Sole Voting Power          0
Shares                     -----------------------------------------------------
Beneficially               6.       Shared Voting Power        6,410,257
Owned by                   -----------------------------------------------------
Each Reporting             7.       Sole Dispositive Power     0
Person                     -----------------------------------------------------
With:                      8.       Shared Dispositive Power   6,410,257
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                        7,341,757
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
                                                                          16.70%
--------------------------------------------------------------------------------
12.      Type of Reporting Person
                                                                              IN
--------------------------------------------------------------------------------











                                Page 3 of 8 Pages

Item 1.

         (a)      Name of Issuer

                  Paradigm Holdings, Inc.
                  -------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  9715 Key West Avenue, Third Floor
                  Rockville, Maryland 20850
                  -------------------------------------------------------
Item 2.

         (a) This Statement on Schedule 13G is filed on behalf of both of the following persons (collectively, the "Reporting Persons"):

                  (i)  John A. Moore, Jr. ("Mr. Moore")

                  (ii) Annedenise Moore ("Mrs. Moore")
                  -------------------------------------------------------

         (b) The address of the Principal Business Office of the Reporting Persons is:

                  C/o Paradigm Holdings, Inc.
                  9715 Key West Avenue, Third Floor
                  Rockville, Maryland 20850
                  -------------------------------------------------------

         (c)      Citizenship:

                  (i)  Mr. Moore is a citizen of the United States of America.

                  (ii) Mrs. Moore is a citizen of the United States of America.

                  -------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock, $0.01 par value
                  -------------------------------------------------------

         (e)      CUSIP Number

                  69901V106
                  -------------------------------------------------------


                                Page 4 of 8 Pages

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)      / / Broker or dealer registered under section 15 of the Act;

     (b)      / / Bank as defined in section 3(a)(6) of the Act;

     (c)      / / Insurance company as defined in section 3(a)(19) of the
                  Act;

     (d)      / / Investment company registered under section 8 of the
                  Investment Company Act of 1940;

     (e)      / / An investment adviser in accordance with
                  ss.240.13d-1(b)(l)(ii)(E);

     (f)      / / An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g)      / / A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h)      / / A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)      / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)      / / Group, in accordance with ss.240.13d-1(b)(l)(ii)(J)

Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         Mr. Moore (1):

         (a) Amount beneficially owned:                                7,341,757
                                                               -----------------
         (b) Percent of class:                                            16.70%
                                                               -----------------
         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote              931,500
                                                               -----------------
             (ii)  Shared power to vote or to direct the vote          6,410,257
                                                               -----------------
             (iii) Sole power to dispose or to direct the
                           disposition of                                931,500
                                                               -----------------
             (iv)  Shared power to dispose or to direct the
                           disposition of                              6,410,257
                                                               -----------------


                                Page 5 of 8 Pages

         Mrs. Moore (1):

         (a) Amount beneficially owned:                                7,341,757
                                                               -----------------
         (b) Percent of class:                                            16.70%
                                                               -----------------
         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote                    0
                                                               -----------------
             (ii)  Shared power to vote or to direct the vote          6,410,257
                                                               -----------------
             (iii) Sole power to dispose or to direct the
                      disposition of                                           0
                                                               -----------------
             (iv)  Shared power to dispose or to direct the
                      disposition of                                   6,410,257
                                                               -----------------

(1) Mr. Moore and Mrs. Moore own 6,410,257 shares of Common Stock as joint tenants. Mr. Moore owns an additional 850,000 shares of Common Stock and holds options and warrants exercisable to purchase an additional 81,500 shares of Common Stock within 60 days of February 27, 2009. Percentage of beneficial ownership is based on 43,868,027 shares outstanding as of February 27, 2009.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 6 of 8 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  March 9, 2009



                                       /s/ John A. Moore, Jr.
                                       -----------------------------------
                                       Name:  John A. Moore, Jr.

                                       /s/ Annedenise Moore
                                       -----------------------------------
                                       Name:  Annedenise Moore
















                                Page 7 of 8 Pages

                                  EXHIBIT INDEX


99.1              Joint Filing Agreement


























                                Page 8 of 8 Pages